November 19, 2008

Joseph G. McCann, Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 6010

Re:	Middle Kingdom Alliance Corp.

Amended Preliminary Proxy Statement on Schedule 14A

Filed on November 13, 2008

File No. 000-52358

Dear Mr. McCann:

On behalf of Middle Kingdom Alliance Corp., a Delaware corporation (“Middle Kingdom” or the “Company”), we hereby respond through EDGAR to the comments issued on November 18, 2008 to the Company’s amended Preliminary Proxy Statement on Schedule 14A and addressed to Mr. Bernard J. Tanenbaum III (the “Comment Letter”). Contemporaneous with this submission we are filing a complete copy of Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A for the Company (the “Second Amended Schedule 14A”) reflecting our responses.

The Second Amended Schedule 14A incorporates changes responsive to the comments set forth in the Commission’s Comment Letter. For your convenience, we have repeated each comment prior to the response in italics. All references to page numbers in our discussion below each heading are to the pages in the Second Amended Schedule 14A. The references to page numbers in the headings are to the amended Preliminary Proxy Statement on Schedule 14A filed with the Commission on November 13, 2008 (the “Amended Schedule 14A”).

We are also sending courtesy copies of this letter to you by messenger, together with a redline of the Second Amended Schedule 14A marked to show changes from the Amended Schedule 14A.

General

1.	We note your response to prior comment 4; however, it is unclear how you concluded that only a document that asks shareholders to vote constitutes an offer. Please provide us your analysis of relevant authority interpreting the scope of the term “offer” under the Securities Act.

Middle Kingdom believes that the proxy materials related to the Extension Amendment do not constitute an “offer” under the Securities Act of 1933 (the “Securities Act”). Middle Kingdom acknowledges that the term “offer” under the Securities Act encompasses a wide variety of documents and actions, and that in the case of a business combination it is not limited in scope to a document that asks shareholders to exercise their voting franchise with respect to that combination.

Section 2(a)(3) of the Securities Act defines the term “offer” to include “every attempt or offer to dispose of…a security or interest in a security, for value.” The Commission has construed the term broadly and has cautioned the public that publicity efforts made in advance of a proposed offering “may in fact contribute to conditioning the public mind or arousing public interest in…[an] issuer or in…[its] securities…in a manner which raises a serious question whether the publicity is not in fact part of the selling effort.” See SEC Release No. 33-3844 (October 8, 1957). The Commission has also recognized that difficult and close questions of fact might arise in distinguishing disclosures that may be deemed to be part of a “selling effort” as opposed to part of legitimate disclosure to investors unrelated to such an effort.

The broad construction of the term “offer” has also been applied in the context of extraordinary transactions such as business combinations. In Release No. 33-7760 (October 27, 1999), the Commission promulgated rules (including Rules 165 and 425) in order to permit certain types of communications in connection with business combinations that previously had been restricted due primarily to the broad construction of the term “offer” under the Securities Act. In promulgating these rules, the Commission reiterated its “long-held concern[s] regarding communications that could condition the market before dissemination of a mandated disclosure document.” The Commission recognized that restricting communications may actually impede, rather than promote, “informed investing and voting decisions.” The Commission stated that the rules adopted were designed to “inform security holders about the terms, benefits and risks of a planned extraordinary transaction.”

In the release, the Commission adopted new Rules 165 and 425, the net effect of which is to permit more communications with security holders and the market regarding a planned business combination than was previously permitted. Specifically, these new rules permit parties to communicate freely about a planned business combination before a registration statement is filed, as well as during the waiting period and post-effective periods, so long as their written communications used in connection with or relating to the transaction are filed with the Commission.

In its response to prior Comment #4, Middle Kingdom set forth its analysis of the reasons that it believes the subject proxy materials do not constitute an offer for purposes of Rule 165 or Rule 425. Middle Kingdom’s basis for this belief was not premised merely on an analysis of the rules, which was set forth in its response, but was also based on an assessment that the subject proxy materials do not run afoul of the fundamental policies and purposes intended to be served by the rules. Specifically, Middle Kingdom reached its conclusion (i) based upon the recognition that Middle Kingdom’s stockholders will not be asked to make any decisions regarding the business combination until they have received a document that informs them about the terms, benefits and risks of the business combination and that will allow them to make an informed voting decision with respect to the business combination, and (ii) based upon the determination that the proxy materials will not condition the market before dissemination of the mandated disclosure document, which will be the proxy statement / prospectus included in the Form S-4. The analysis underlying our conclusion is set forth below.

Conditioning the Market. The purpose of the Extension Amendment proxy materials is not to “condition the market” in connection with the proposed business combination. The sole motivation underlying the filing of the subject proxy materials is to address the need for additional time to complete and disseminate a fulsome definitive proxy statement / prospectus relating to the proposed business combination. We respectfully submit that Middle Kingdom is not providing stockholders with the type of information regarding the target in the business combination in the Extension Amendment proxy statement that would reasonably have the effect of promoting the approval of the business combination in the future. In fact, the limited information regarding the target and the business combination in the Extension Amendment proxy statement is merely a duplication of information previously disclosed and disseminated to the market by Middle Kingdom via its public reports filed pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”). See the registrant’s Current Report on Form 8-K filed with the Commission on September 11, 2008. Moreover, Middle Kingdom states in numerous locations in the Extension Amendment proxy statement that information regarding the target in the business combination and the business combination itself will be provided to stockholders at a later date.

In preparing the proxy statement, Middle Kingdom was mindful that in prior definitive SPAC proxy statements seeking shareholder approval of similar extensions, the issuers had included the level and type of information regarding the proposed business combination as is set forth in the section entitled “The Pypo Business Combination.” Middle Kingdom inferred from that practice that the staff held the view that such disclosure is beneficial to stockholders and appropriate for inclusion in proxy materials that seek an extension. If the staff concludes that the disclosure presents the potential that the proxy statement could condition the market in connection with the business combination, and thereby cause the proxy statement to fall within the scope of an “offer” for purposes of the Securities Act, Middle Kingdom would agree to delete the section in its entirety.

Informed Decision. In accordance with the goals that the Commission outlined in Release No. 33-7760, Middle Kingdom’s stockholders will not be asked to make any decisions regarding the proposed business combination until they have received a document that informs them about the terms, benefits and risks of the business combination and that will allow them to make an informed voting decision with respect to the proposed business combination. Middle Kingdom’s stockholders will be afforded the separate opportunity to vote on the business combination when the related proxy statement / prospectus is complete, made definitive, and disseminated to stockholders in accordance with the requirements of Delaware law and the Exchange Act. The proxy statement / prospectus regarding the business combination will set forth in detail the full panoply of information mandated by Schedule 14A and Form S-4, including but not limited to the terms of the proposed business combination; risk, business, financial and management information about Middle Kingdom and the target; and pro forma combined financial information. At that point Middle Kingdom’s stockholders will have an opportunity to vote on the proposed business combination with the benefit of all the information mandated by applicable law.

In summary, Middle Kingdom believes that the Extension Amendment proxy statement should not be considered to be an “offer” under the Securities Act, as the proxy statement neither requests that the stockholders make an investment decision with respect to the business combination, nor “conditions the market” in connection with the proposed business combination. Furthermore, Middle Kingdom believes the proxy statement does not implicate any of the Commission’s concerns identified when it promulgated Rules 165 and 425, because (i) any information regarding the proposed combination set forth in the Extension Amendment proxy statement has already been disseminated to the market via Middle Kingdom’s Exchange Act filings, and (ii) prior to making any investment decision regarding the business combination, Middle Kingdom’s stockholders will receive a document (i.e., the proxy statement/prospectus related to the business combination) that informs them about the terms, benefits and risks of the business combination and will allow them to make an informed voting decision with respect to the business combination.

2.	Please respond to comment 85 of our October 10, 2008 comment letter concerning your Form S-4.

Comment 85 of the staff’s October 10, 2008 comment letter relating to the S-4 reads as follows:

Please provide an explanation of your status under the Investment Company Act of 1940 in light of the investment of almost all of your assets in securities meeting only “certain” conditions under Rule 2a-7.

The disclosure set forth under the heading “Quantitative and Qualitative Disclosures About Market Risk” in the Form S-4, which provoked the subject comment, will be modified in two respects.

First, we will revise the disclosure to make clear that the net proceeds of Middle Kingdom’s IPO held in a trust account have been invested in Government securities as that term is defined in the Investment Company Act of 1940 (the “1940 Act”). Specifically, the net proceeds at various times have been invested only in debt instruments issued by the United States Treasury and/or mortgage-backed securities issued by the Federal National Mortgage Association, Federal Home Loan Banks and Federal Home Loan Mortgage Corporation. Second, we will remove the reference in the disclosure to Rule 2a-7 under the 1940 Act. The reference to Rule 2a-7 is present for the purpose of defining Government securities. The qualifying language in the existing disclosure was included because Rule 2a-7 is extremely broad in scope and covers a variety of concerns applicable to money market funds. The definition of Government securities set forth in Rule 2a-7 references the definition of Government securities set forth in the 1940 Act itself, and there is no variation between the two definitions. Since Middle Kingdom is not a money market fund and Rule 2a-7 by its terms is applicable to money market funds, we believe it is better disclosure to reference the identical definition of Government securities set forth in the 1940 Act and delete the reference to Rule 2a-7.

The registrant hereby undertakes to revise the disclosure in the S-4 relating to the business combination at the time it files the first amendment to the S-4. The revised disclosure will read as follows:

“The net proceeds of Middle Kingdom’s IPO held in a trust account have been invested in United States government securities as that term is defined under the Investment Company Act of 1940.”

We believe that the foregoing discussion addresses the staff’s comment but in the interest of a full response to the specific request set forth in your comment the registrant hereafter analyzes its status under the 1940 Act. Middle Kingdom submits that it does not meet the definition of “investment company” set forth in Section 3(a)(1) of the 1940 Act.

Section 3(a)(1) of the 1940 Act defines an “investment company” as “… any issuer which—

A.	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities;

B.	is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or

C.	is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percentum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis….”

Middle Kingdom does not hold itself out as being engaged primarily, nor does it propose to engage primarily, in the business of investing, reinvesting, or trading in securities as contemplated by subpart A of the definition.

Middle Kingdom is not engaged nor does it propose to engage in the business of issuing face-amount certificates of the installment type; nor has it been engaged in such business or have any such certificate outstanding as contemplated by subpart B.

We submit that Subpart C of the definition is the relevant provision governing Middle Kingdom’s status under the 1940 Act. Unlike Subpart A, it includes within its scope issuers that merely own or hold securities, as opposed to issuers investing, reinvesting and trading in securities. Subpart C has two elements, each of which must be satisfied for an issuer to be captured by its terms, namely that the issuer (i) “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities” and (ii) “owns or proposes to acquire investment securities having a value exceeding 40 percentum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”

Middle Kingdom assumes without conceding the point that it satisfies the first element of the definition to the extent that a material portion of its net assets (like those of all SPACs) are invested in securities. The term “securities” is defined in Section 2(a)(36) of the 1940 Act as “any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.”

However, in order to be captured by the Section 3(a)(1)(C) definition, Middle Kingdom must also satisfy the second element of the definition; that is, it must own or propose to acquire investment securities having a value exceeding 40 percentum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. Middle Kingdom fails the second element of the Section 3(a)(1(C) definition of investment company because it has never owned any investment securities. It has invested the proceeds of its IPO (other than overnight excess cash) only in Government securities. Government securities are specifically excluded from the definition of investment securities. The term “investment securities” is defined in Section 3(a)(2) as “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c).” (emphasis added) Under a literal reading of Section 3(a)(2), all securities are investment securities except to the extent specifically excluded from the definition. The term “Government securities” is defined in Section 2(a)(16) as “any security issued or guaranteed as to principal or interest by the United States, or by a person controlled or supervised by and acting as an instrumentality of the Government of the United States pursuant to authority granted by the Congress of the United States; or any certificate of deposit for any of the foregoing.” The staff has taken the position that the first clause of the definition of Government securities includes direct obligations of the United States, including Cash Management Bills, Treasury Bills, Notes and Bonds, and those Treasury securities designated by the Treasury as eligible to participate in the STRIPS program, and that the second clause refers to securities issued by entities that are supervised by and are an instrumentality of the government of the United States, such as the Federal Home Loan Mortgage Association and the Federal National Mortgage Association. See, e.g., ACM Government Spectrum Fund, SEC No-Action Letter (Dec. 15, 1988). Middle Kingdom has consistently invested the net proceeds of its IPO (other than cash items) in direct obligations of the United States and in securities issued by entities that are supervised by and are an instrumentality of the government of the United States, and therefore we respectfully submit that Middle Kingdom fails the second element of the Section 3(a)(1)(C) definition of investment company.

Why is Middle Kingdom proposing to amend its certificate of incorporation? page 3

3.	We note your response to prior comment 5; however, we also note your continued disclosure that the SEC has reviewed your document. See for example the last paragraph on page 3. Therefore, we reissue the comment.

Middle Kingdom has revised the disclosure in the Second Amended Schedule 14A to remove all references and implications that the SEC will “review” Middle Kingdom’s filings.

4.	We note your revised disclosure on page 4 in response to prior comment 9. Please reconcile your disclosure that you could seek stockholder approval of a transaction with a company other than Pypo, but do not expect to do so, and your disclosure on page 24 that management will not pursue any business combination other than the Pypo transaction. If the extended period could be used to complete a different transaction, please say so prominently at the beginning of your proxy statement.

Middle Kingdom has revised the disclosure on page 24 of the Second Amended Schedule 14A to read as follows:

“If the extension is approved, Middle Kingdom could seek stockholder approval after December 13, 2008 of a business combination with any company other than Pypo, but will not do so.”

Middle Kingdom has added the following disclosure to the first page of its Second Amended Schedule 14A:

“If the Extension Amendment is approved, Middle Kingdom could use the extended period to complete a transaction with a company other than Pypo, but will not do so.”

5.	We note your response to prior comment 11 that no document requires Middle Kingdom to liquidate if 20% or more of the Class B holders vote against the extension. If you are not obligated to so liquidate, please say so clearly.

Middle Kingdom has added the following disclosure to this section of the Second Amended Schedule 14A:

“Middle Kingdom is under no contractual or legal obligation to liquidate if holders of 20% or more of the Class B shares outstanding as of the date of the special meeting to consider the Extension Amendment, vote against the Extension Amendment and exercise their conversion rights. However, Middle Kingdom’s board of directors believes that such liquidation is consistent with the spirit in which Middle Kingdom offered its securities to the public.”

How do the Middle Kingdom insiders intend to vote their shares? page 6

6.	We note your response to prior comment 13. Please disclose, if true, that the agreement in principle is verbal not written.

Middle Kingdom has revised the disclosure in the Second Amended Schedule 14A to disclose that the agreement was made verbally.

7.	Please expand your response to prior comment 14 to address the effect on your Regulation M analysis of the redomestication offering that is the subject of your pending registration statement on Form S-4.

Middle Kingdom does not believe that Regulation M is applicable to the purchases mentioned in this section in connection with the redomestication offering that is the subject of the pending registration statement based on the staff’s guidance in staff Legal Bulletin, No. 9. The legal bulletin states the “restricted period” for a security to be distributed through a merger or an exchange offer, which is comparable to the redomestication transaction being contemplated in the pending registration statement, “begins on the day of mailing the proxy solicitation materials and continues through the end of the period in which the target shareholders can vote on the merger or exchange.”

Based on the guidance set forth in the legal bulletin, since no proxy solicitation materials have been mailed to Middle Kingdom’s stockholders, the Regulation M “restricted period” in connection with the redomestication transaction being contemplated in the pending registration statement has not commenced and would not commence until the completion of the purchases mentioned in this section since the proxy solicitation materials will not be finalized or mailed prior to the special meeting date to consider the Extension Amendment.

8.	Please expand your response to prior comment 14 to tell us when the purchases mentioned in response to prior comment 20 occurred.

Middle Kingdom supplementally advises the staff that it has been advised by Capital Ally Investments Limited that the purchases mentioned in response to prior comment 20 occurred on November 10, 2008 prior to receipt of the staff’s comment letter received after 4:00 p.m. (EST) on such date.

9.	We note your response to prior comment 15. If there is no prohibition on the target or post-combination surviving company from using company funds for the purchases through reimbursements or otherwise, please say so directly in your disclosure. Also, if this use of funds could materially reduce the value of the surviving company and you have not made any arrangements to adjust the consideration you will provide in the merger, please describe this potential impact in your proxy statement.

Middle Kingdom has added the following disclosure to the Second Amended Schedule 14A:

“Middle Kingdom has not agreed, nor does it intend to agree in the future, to any arrangement whereby the purchasers of Middle Kingdom Class B common stock could receive funds from Middle Kingdom or be reimbursed before or after the business combination for their purchases.”

Because Middle Kingdom does not intend to use company funds for the purchases through reimbursements or otherwise, Middle Kingdom does not anticipate any reduction in the value of the surviving company.

10.	Your response to prior comment 16 does not address potential material changes to the disclosure in the proxy statement as a result of the purchases, including changes to your beneficial ownership table and changes to the per share amount in the trust. Therefore, we reissue the comment. Also, please clarify how the purchases could affect the amount in the trust as you mention in the third paragraph.

The per share amount in the trust that is available upon liquidation is $8.39, and Middle Kingdom does not expect that amount to change. Middle Kingdom also does not expect there to be any material changes to the beneficial ownership table subsequent to the time that the definitive proxy statement is filed. Therefore, Middle Kingdom will not file any Current Reports on Form 8-K to update the Schedule 14A.

Middle Kingdom has amended the disclosure in this section of the Second Amended Schedule 14A to reflect the foregoing statements.

11.	We note your disclosure on page 6 in response to prior comment 17. Please disclose, if true, that open market purchases will comply with the limitations of Rule 10b-18.

Middle Kingdom has revised the disclosure in this section of the Second Amended Schedule 14A to indicate that all open market purchases will comply with the limitations of Rule 10b-18.

12.	Please confirm that the beneficial ownership table on page 38 reflects the purchases mentioned in the first sentence of your response to prior comment 20.

Middle Kingdom has updated the beneficial ownership table to reflect the purchases made to date by Capital Ally Investments Limited. The ownership information was provided to Middle Kingdom by Capital Ally Investments Limited, and Middle Kingdom has been advised such information will be consistent with a Schedule 13D to be filed by Capital Ally Investments Limited on November 20, 2008. Middle Kingdom will update the beneficial ownership table upon the filing of its definitive proxy statement.

What vote is required to adopt the Extension Amendment? page 7

13.	We note your revised disclosure on page 7 in response to prior comment 21. Please tell us how you will know how many Class B shares will convert in connection with the vote on the business combination transaction prior to your proceeding with or abandoning the Extension Amendment.

Middle Kingdom has revised the disclosure on page 7 of the Second Amended Schedule 14A to read as follows:

“Therefore, consistent with the conversion rights provision included in the IPO prospectus, if Class B stockholders vote a total of 684,061 or more Class B shares, (which number represents 20% or more of the shares of Class B common stock outstanding as of the date of the special meeting to consider the Extension Amendment) against the Extension Amendment (and elect to convert their Class B shares into a portion of the funds available in the trust account), Middle Kingdom’s board of directors will abandon the Extension Amendment, notwithstanding approval by a majority of its common and Class B common stockholders, voting as a group.”

Since Middle Kingdom’s IPO prospectus…, page 7

14.	We note your response to prior comment 22. Please revise your disclosure regarding “three years from the occurrence of the event giving rise to the claim” to more clearly track the statutory language.

Middle Kingdom has revised the disclosure in the Second Amended Schedule 14A to read as follows:

“In general, a person who purchased shares pursuant to a defective prospectus or other representation, must make a claim for rescission within the applicable statute of limitations period, which, is (a) for claims made under Section 12(a)(1) of the Securities Act (relating to offers or sales of securities in violation of the registration provisions of the Securities Act), within one year of the violation upon which it is based and in no event more than three years after the security was bona fide offered to the public, (b) for claims made under Section 12(a)(2) of the Securities Act (relating to offers or sales of a security by means of a prospectus or oral communication, which includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading), within one year after the discovery of the untrue statement or the omission, or after such discovery should have been made by the exercise of reasonable diligence, but in no event more than three years after the sale, or (c) for claims brought under some state statutes, one year from the time the claimant discovered or reasonably should have discovered the facts giving rise to the claim, but not more than three years from the occurrence of the event giving rise to the claim.”

15.	We note your response to prior comment 23. Please revise your disclosure to clearly state, if true, that your affiliates are not obligated to indemnify the trust account for any liabilities arising under the federal securities laws.

Middle Kingdom has added the following disclosure to this section of the Second Amended Schedule 14A:

“Middle Kingdom’s pre-IPO stockholders are not obligated to indemnify the trust for any liabilities arising under the federal securities laws.”

What if I don’t want to vote for the Extension Amendment?. page 9

16.	From the third paragraph of this section, it appears that the opportunity to convert occurs after the approval of the extension. Also, from the first paragraph, it appears that shareholders need only vote against the extension and elect conversion to convert; there is no indication of the need to surrender the shares in connection with the vote. Please ensure that your disclosure clearly describes the requirements for conversion and is consistent with the disclosure on pages 28 and 29.

Middle Kingdom has revised the first sentence of the third paragraph of this section in the Second Amended Schedule 14A to read as follows and has made conforming changes throughout the Second Amended Schedule 14A.

“If holders of less than 20% of the Class B shares outstanding as of the date of the special meeting to consider the Extension Amendment vote against the Extension Amendment and exercise their conversion rights and the Extension Amendment is approved, Middle Kingdom will afford the Class B stockholders voting against the Extension Amendment and exercising their conversion rights, the opportunity to receive, at the time the Extension Amendment becomes effective, and in exchange for surrender of their Class B shares, a pro rata portion of the funds available in the trust account, as if they had voted against a business combination proposal.”

Middle Kingdom has revised the first paragraph of this section in the Second Amended Schedule 14A as follows and made other conforming changes throughout the Second Amended Schedule 14A to clarify that Class B stockholders must tender their shares in order to exercise their conversion rights.

“If the Extension Amendment is approved (and not abandoned), you will be entitled to convert your Class B shares into cash only if you vote against each proposal of the Extension Amendment, elect conversion and tender your shares by the day prior to the special meeting (or if you exercise your conversion rights upon voting against the business combination with Pypo).”

Will you seek further extensions? page 10

17.	We note your disclosure that the amendment to the trust will “prohibit any further changes in the distribution of trust account finds, including the date of such distribution.” However, the amendment you provided to us in response to prior comment 8 appears to prohibit only changes to the date of the distribution. Please reconcile.

Middle Kingdom has revised the Amendment to the Trust Agreement so that Section 7, which is to be added to the Trust Agreement, reads as follows:

“Further Extension of Period to Consummate a Business Combination and Changes to Distributions. Any further amendment to this Agreement to extend the date upon which to consummate a Business Combination beyond August 31, 2009 or to materially change the manner or timing of any distribution from the Trust Account shall require the unanimous written approval of the each and every stockholder of the Company.”

Summary, page 13

18.	We note your response to prior comment 25. Please tell us why the amendment to your charter refers to the aggregate number of shares converted in paragraphs 2 or 5, rather than 2 and 5.

Middle Kingdom has revised its charter to refer to the aggregate number of shares converted in paragraphs 2 and 5.

19.	We note your response to prior comment 27. Please disclose the basis for counsel’s belief that shareholders cannot rely upon the opinion to support any claims against counsel arising under applicable state law. Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to counsel would have no effect on the rights and responsibilities of either counsel or the board of directors under the federal securities laws.

Middle Kingdom advises the staff that Morris James’ basis for its belief that shareholders cannot rely upon its opinion to support any claims against counsel arising under applicable state law is that the opinion was requested by Middle Kingdom, and the opinion by its terms states that only Middle Kingdom and its board of directors may rely upon it. Middle Kingdom is not aware of any Delaware law stating that shareholders may not rely upon the opinion, but believes that the opinion is expressly limited by its terms.

Middle Kingdom has added the following disclosure to the Second Amended Schedule 14A:

“Stockholders are advised that pursuant to the terms of the Morris James opinion only Middle Kingdom and its board of directors may rely upon such opinion, and Middle Kingdom’s stockholders are not permitted to rely upon such opinion to support any claims against Morris James arising under applicable state law. Middle Kingdom is not aware of any Delaware law stating that stockholders may not rely upon the opinion, and the availability of such a defense by Morris James would need to be resolved by a court of competent jurisdiction. Middle Kingdom believes that the resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of its board of directors under applicable state law, and that the availability of such a state-law defense to counsel would have no effect on the rights and responsibilities of either Morris James or Middle Kingdom’s board of directors under the federal securities laws.”

20.	Please disclose your response to prior comment 28 that counsel has consented to the use of the opinion in the document.

Middle Kingdom has made the requested disclosure in this section of the Second Amended Schedule 14A.

Possible Claims. page 25

21.	We note your response to prior comment 30. If there is a material risk that the merger agreement could be terminated as a result of the extension and related changes in circumstances, please explain these consequences in your proxy statement.

Middle Kingdom advises the staff that it does not believe that there is a material risk that the merger agreement could be terminated as a result of the extension and related changes in circumstances.

Forced Liquidation. page 7

22.	Please reconcile your statement in response to prior comment 31 that the charter does not set forth a chronology with the use of the term “thereupon” in the liquidation provision of Article IV.C.3 of the charter amendment.

The term “thereupon” in the liquidation provision of Article IV.C.3 of Middle Kingdom’s charter is used to describe what will occur after Middle Kingdom adopts and implements a plan of distribution, not what will occur after the cancellation of the Class B shares.

Middle Kingdom further advises the staff that the liquidation provision contained in this Article of its charter describes one single process of which each lettered item is an integral part. Each part of the process will occur, if at all, concurrently or in close succession. Because the cancellation of the Class B stock and the distribution of the trust account will occur, if at all, as part of one single process, there is no risk that the identity of the Class B stockholders who are entitled to receive a distribution from the trust account will be unknown to Middle Kingdom.

Conversion Procedures, page_28

23.	Your response to prior comment 33 appears to be inconsistent with the last paragraph of this section which indicates that investors will no longer own the shares upon exercise of the conversion rights. Please advise or revise.

Middle Kingdom has revised the disclosure in this section of the Second Amended Schedule 14A to read as follows:

“If you exercise your conversion rights, you will be exchanging your shares of Middle Kingdom Class B common stock for cash and will no longer own the shares as of the effective date of the Extension Amendment.”

Additionally, Middle Kingdom has made similar changes throughout the Second Amended Schedule 14A to clarify when a converting Class B stockholder’s ownership of the Class B shares terminates.

Where you can find more information, page 41

24.	We note your response to prior comment 1. We are not making any determination at this time regarding the adequacy or accuracy of the disclosure in your document; see the representations mentioned below that you should include in your response to these comments. However, based on your response to prior comment 36, the purpose of your cross-reference to this section on page 13 is unclear and it is unclear what disclosure item you are attempting to address in this section. If you are attempting to incorporate other disclosure regarding the transaction into this document, please tell us the authority on which you rely.

Middle Kingdom is not attempting to incorporate other disclosure regarding the transaction into the proxy statement. Therefore, it has eliminated the cross reference to “Where You Can Find More Information” on page 13 of the Second Amended Schedule 14A.

Middle Kingdom acknowledges that:

•	Middle Kingdom is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in the filing do not foreclose the Commission from taking any action with respect to the filing; and

•	Middle Kingdom may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Ralph V. De Martino at (202) 912-4825 or Cavas S. Pavri at (215) 665-5542.

Sincerely,

Cozen O’Connor

/s/	Ralph V. DeMartino
By:	Ralph V. DeMartino

cc:	David A. Rapaport, Esquire, General Counsel, Middle Kingdom Alliance Corporation